SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549









                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940








                  CREDIT SUISSE STRATEGIC SMALL CAP FUND, INC.
                  --------------------------------------------
                            Exact Name of Registrant



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                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 14th day of August, 2002.

                  Signature:            CREDIT SUISSE STRATEGIC SMALL CAP FUND,
                                        INC.
                                        (Name of Registrant)

                                        By: /s/Hal Liebes
                                            ------------------------------
                                            Name:  Hal Liebes
                                            Title: Vice President and Secretary


Attest: /s/Kimiko T. Fields
        ------------------------------
        Name:  Kimiko T. Fields
        Title: Assistant Secretary